UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2016

Medalist Diversified REIT, Inc.
(Exact name of issuer as specified in its charter)

Maryland	47-5201540
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

11 S. 12th Street Richmond, Virginia 23219
(Full mailing address of principal executive offices)

(804) 344-4435
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Medalist Diversified REIT, Inc., a Delaware limited liability company, referred to herein as “we”, “us,” “our” or “the Company”, contains certain forward-looking statements that are subject to various risks and uncertainties.  Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information.  Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain.  Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.  Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced our offering circular dated August 1, 2016 filed pursuant to Rule 253(g)(2) (the “Final Offering Circular”) under the caption “RISK FACTORS” and which are incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1654595/000114420416115590/v445556_253g2.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report.  Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report.  The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance.  Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

We were incorporated as a Maryland corporation on September 28, 2015. Our company’s objective is to acquire, reposition, renovate, lease and manage income-producing properties, with a primary focus on (i) commercial properties, including flex-industrial, and retail properties, and (ii) multi-family residential properties. We intend to invest primarily in properties across secondary and tertiary markets in the southeastern part of the United States, with an expected concentration in Virginia, North Carolina, South Carolina and Georgia.

We have not yet commenced active operations.

We intend to make an election to be taxed as a REIT under Section 856(c) of the Internal Revenue Code. In order to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains and income from operations or sales through a TRS). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

Results of Operations

We have not yet commenced business operations, as we are currently in our organizational and development stage. We do not intend to begin our operations until we have sold at least the minimum offering amount of $8,000,000 in shares of our common stock necessary to close on the offering of our common stock described in the Final Offering Circular, or the offering. As we currently do not own any assets, our management is not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the commercial real estate industry and real estate generally, that may be reasonably anticipated to have a material impact on either our capital resources, or the revenues or incomes to be derived from the operation of our assets.

Operating Results

We intend to operate on a fiscal year basis from January 1 to December 31. We have not yet had any operations.

Liquidity and Capital Resources

As of June 30, 2016, we had cash on hand of $54.00. We expect that the proceeds from the offering significantly improve our financial performance through changes in our capital structure, enabling us to further implement our acquisition strategy, and increase cash flows. We have identified no additional material internal or external sources of liquidity.

We anticipate that raising our minimum offering proceeds will sufficiently capitalize us to acquire and operate the Franklin Square Property (as defined in the Final Offering Circular), and that we will not require any additional funds in order to operate the Franklin Square Property over the six months following the initial closing of the offering. We cannot predict with any certainty the timing of any expenditures beyond our initial investment in the Franklin Square Property

Item 2.   Other Information

None.

Item 3.   Financial Statements

MEDALIST DIVERSIFIED REIT, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2016	December 31, 2015
	(Unaudited)	(Audited)
Assets

Cash	$54	$126

Total assets	$54	$126

Liabilities and Stockholders' Equity (Deficit)

Liabilities:
Accrued expenses	$137,654	$116,712
Advances from affiliate	66,907	50,000

Total liabilities	204,561	166,712

Stockholders' equity (deficit):
Additional paid in capital	250	250
Accumulated deficit	(204,757)	(166,836)

Total stockholders' equity (deficit)	(204,507)	(166,586)

Total liabilities and stockholders' equity (deficit)	$54	$126

MEDALIST DIVERSIFIED REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six month period ended June 30, 2016	Period from inception (September 28, 2015) to December 31, 2015
	(Unaudited)	(Audited)

Revenues	$-	$-

Expenses:
Organization costs	21,014	141,712
Other expenses	16,431	124
Interest expense	476	-
Total expenses	37,921	141,836

Net loss	$(37,921)	$(141,836)

MEDALIST DIVERSIFIED REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six month period ended June 30, 2016	Period from inception (September 28, 2015) to December 31, 2015
	(Unaudited)	(Audited)

Operating activities:
Net loss	$(37,921)	$(141,836)

Increase in accrued expenses	20,942	116,712
Increase in advances from affiliate	16,907	50,000
Net cash (used in) provided by operating activities	(72)	24,876

Financing activities:
Capital contribution	-	250
Syndication costs	-	(25,000)

Net cash used in financing activities	-	(24,750)

Cash, beginning of period	126	-

Cash, end of period	$54	$126

Medalist Diversified REIT, Inc.

Notes to Consolidated Financial Statements

June 30, 2016

Note 1 - Organization

Medalist Diversified REIT, Inc. was formed as a Maryland corporation on September 28, 2015 to acquire, reposition, renovate, lease and manage income-producing real estate, with a primary focus on (i) commercial properties, including flex-industrial, and retail properties, and (ii) multi-family residential properties. The Company is externally managed and advised by Medalist Fund Manager, Inc., a Virginia corporation. The Manager will make all investment decisions.

The Company formed a subsidiary, Medalist Diversified Holdings, L.P. (the “Operating Partnership”) on September 29, 2015. Substantially all of the Company’s assets will be held by, and operations will be conducted through the Operating Partnership. The Company is the sole general partner of the Operating Partnership.

On July 28, 2016, the SEC qualified the Company’s offering of up to $50 million in common stock for an initial price of $10.00 per share.

The Company entered into a contract on June 1, 2016 to acquire a retail shopping center at a purchase price of $20,500,000.  Closing is expected to occur on the property in late 2016 once the funding minimum is reached.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and the Operating Partnership. There were no intercompany balances as of June 30, 2016 or transactions for the six month period ended June 30, 2016.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) as contained within the Financial Accounting Standards Board Accounting Standards Codification.

Cash

Cash consists of amounts that the Company has on deposit with a major commercial financial institution.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Income Taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

Note 2 - Summary of Significant Accounting Policies, Continued

Organizational and Offering Costs

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to stockholders’ equity.

Subsequent Events

The Company has evaluated subsequent events through October 20, 2016, the date which the consolidated financial statements were available to be issued, for recognition or disclosure and has determined that other than as disclosed in Note 1, there are no events to be reported or disclosed on the accompanying consolidated financial statements.

Note 3 - Equity

The Company is authorized to issue up to 750,000,000 shares of common stock at $0.01 par value per share and 250,000,000 shares of preferred stock at $0.01 par value per share. The aggregate value of all authorized Shares having par value is $10,000,000. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s board of directors. The board of directors is authorized, without further stockholder action, to provide for the issuance of preferred stock, in one or more classes or series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as the board of directors approves. As of June 30, 2016, no common or preferred shares have been issued.

Note 4 - Related Parties

The Company has, and is expected to continue to engage in, transactions with related parties. As of June 30, 2016, the Company had received advances from the Manager and other affiliates totaling $66,907 to be used for operating expenses. A portion of these advances incurred interest charges at a rate of 4.25%, which totaled $476 for the period ending June 30, 2016 and is accrued as a component of advances from affiliates on the accompanying consolidated balance sheets.

Item 4.   Exhibits

Exhibit Number	Description
2.1	Articles of Incorporation
2.2	Bylaws(1)
4.1	Form of Subscription Agreement(2)
6.1	Agreement of Limited Partnership of Medalist Diversified Holdings, L.P.
6.2	Management Agreement by and among Medalist Diversified REIT, Inc., Medalist Diversified Holdings, L.P. and Medalist Fund Manager, Inc.
6.3	Real Estate Purchase and Sale Agreement (Franklin Square) by and between Medalist Diversified Holdings, L.P. and Medalist Fund I-A, LLC(2).
6.4	Real Estate Purchase and Sale Agreement (Hampton Inn) by and between Medalist Diversified Holdings, L.P. and Medalist Properties 8, LLC.

(1)	Filed with our Amendment to Offering Statement on Form 1-A dated April 14, 2016.
(2)	Filed with our Amendment to Offering Statement on Form 1-A dated July 8, 2016.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medalist Diversified REIT, Inc.

By:	/s/ Thomas E. Messier
Co-President

Date: October 26, 2016

/s/ Thomas E. Messier
(principal executive officer, principal accounting officer and principal financial officer)